Exhibit A

Press release

Stockholm, Sweden 8 October 2007

Hexagon to acquire leading GNSS provider NovAtel Inc.

Hexagon AB (STO:HEXA B) and NovAtel Inc (NASDAQ:NGPS) have entered into a definitive agreement under which Hexagon has agreed to acquire all the outstanding shares of NovAtel for USD 50 per share.

NovAtel is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems. NovAtel develops quality OEM products including receivers, enclosures, antennas and firmware that are integrated into high precision positioning applications worldwide. These applications include surveying, Geographical Information Systems (GIS) mapping, precision agriculture machine guidance, port automation, mining, timing and marine industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India.

NovAtel recorded sales of CAD 77.6 million and net income of CAD 21.5 million in 2006. Hexagon expects that NovAtel’s organic revenue growth will be approximately 20 per cent per year. NovAtel is based in Calgary, Canada and has about 300 employees worldwide.

Background and reasons for the transaction

NovAtel has a long standing partnership with Hexagon’s subsidiary, Leica Geosystems, focused on the development of high-precision GNSS technologies. NovAtel has been a core supplier of these technologies to Leica Geosystems since 2002.

The combination of Hexagon and NovAtel will add new applications to the Hexagon product portfolio and give Hexagon access to technologies applicable to new high growth markets.

“The acquisition of NovAtel will enable Hexagon to accelerate the development of new applications and markets within the GNSS sector and secure an exciting, rapidly growing core business,” says Ola Rollén, CEO and President of Hexagon AB.

“We are pleased that Hexagon has recognized NovAtel’s value and selected us to play a key role in their GNSS strategy, as it acknowledges NovAtel’s leading GNSS technology, focused OEM strategy, and profitable growth over the past five years,” adds Jon Ladd, President and CEO of NovAtel Inc. “Hexagon’s commitment to being a market leader, combined with their strategy to accelerate their entry into new GNSS applications and markets is very synergistic with NovAtel’s existing goals and will, we believe, provide expanded opportunities for our customers and employees.”

Hexagon AB (publ)	P.O Box 1112	Phone: +46 8 601 26 20
Registration number 556190-4771	SE-131 26 Nacka Strand	Fax: +46 8 601 26 21
Registered Office: Stockholm	Sweden	www.hexagon.se

The transaction in brief

Under the terms of the agreement, Hexagon will commence a cash tender offer to acquire all of the issued and outstanding shares of NovAtel for USD 50 per share. The offer price represents a 31 per cent premium to NovAtel’s 30-day volume weighted average share price. The aggregate purchase price of the transaction is expected to be approximately USD 390 million, net of NovAtel’s cash balance on 30 June 2007.

In addition, pursuant to the agreement, Hexagon will acquire NovAtel shares and a debenture convertible into NovAtel shares totalling 19.9 per cent of the issued and outstanding shares of NovAtel in a private placement transaction at a purchase price of USD 50 per share. Excluding the shares acquired in the tender offer and after giving effect to the shares issued and issuable to Hexagon in the private placement, Hexagon will own 16.6 per cent of NovAtel’s outstanding shares.

Hexagon has committed funds available to finance the total cash requirements under the agreement pursuant to a facility agreement with certain banks. The acquisition is financially attractive to Hexagon and is expected to contribute to earnings as of consolidation date.

The agreement has been approved by NovAtel’s Board of Directors and is fully supported by NovAtel's senior management. Completion of the transactions is expected during the fourth quarter of 2007 and is subject to customary regulatory approval, minimum tender and other conditions.

Telephone conference today at 15:00 CET

A telephone conference will be held today at 15:00 CET by Hexagon’s CEO and President Ola Rollén.

Participant dial-in numbers:

UK dial-in +44 (0)20 8817 9301

US dial-in +1 718 354 1226

Sweden dial-in +46 (0)8 505 202 70

The presentation will be available on www.hexagon.se.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding expected performance of Hexagon following completion of the acquisition, including statements related to Hexagon’s product and service offerings and the future of the precision global navigation satellite system markets. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of NovAtel due to the uncertainty about the acquisition, the retention of employees of NovAtel and the ability of Hexagon to successfully integrate NovAtel and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the Hexagon’s Annual Report by going to Hexagon’s Investors Website at www.hexagon.se.

Securities Law Disclosure

The tender offer for the outstanding common stock of NovAtel has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of NovAtel common stock will be made only pursuant to an offer to purchase and related materials that Hexagon AB intends to file with the SEC on Schedule TO. NovAtel also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. NovAtel stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. NovAtel stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

For further information please contact:

Sara Kraft, IR Manager, Hexagon AB, +46 8 601 26 27, ir@hexagon.se

Hexagon AB is a global technology group with strong market positions within measurement technologies and polymers. Hexagon’s vision is to be number one or number two in each strategic business area. The group has about 8 600 employees in 30 countries and net sales of about 14 000 MSEK.